UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Century Aluminum Company
(Exact name of the registrant as specified in its charter)

Delaware	001-34474	13-3070826
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

One South Wacker Drive		60606
Suite 1000		(Zip Code)
Chicago, Illinois
(Address of principal executive offices)

Peter Trpkovski
(312) 696-3112
(Name and telephone number, including area code,
of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, __________.

☒☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 1. Conflict Minerals Disclosure
Item 1.01 - Conflict Minerals Disclosure and Report
Not applicable
Item 1.02 - Exhibit
Not applicable
Section 2. Resource Extraction Issuer Disclosure
Item 2.01 - Resource Extraction Issuer Disclosure and Report
Disclosure of Payments by Resource Extraction Issuers
The specified payment disclosure required by this Form is included as Exhibit 2.01 to this Specialized Disclosure Report on Form SD.
Section 3. Exhibits
Item 3.01 - Exhibits
The following exhibits are filed as part of this Form SD.

Exhibit No.	Description
99.1	Resource Extraction Payment Report as required by Item 2.01 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Century Aluminum Company

By:	/s/ PETER TRPKOVSKI	September 26, 2025
	Name: Peter Trpkovski	(Date)
Title: Executive Vice President, Chief Financial Officer and Treasurer